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                                                                  Exhibit (a)(3)

                             [LOGO OF INTERTRUST]
                           4750 Patrick Henry Drive
                             Santa Clara, CA 95054

                                 May 24, 2001

Dear Employee Option Holder:

Due to today's difficult market conditions, many employee option holders hold stock options with an exercise price that exceeds the market price of our common stock. Because our Board of Directors (the "Board") recognizes that the Company's options are an important incentive for its valued employees, the Board has considered various ways to provide you with the benefit of options that over time may have a greater potential to increase in value.

As a result, I am happy to announce that InterTrust will offer to exchange your outstanding options under InterTrust's eligible option plans with an exercise price of $5.00 or more (after giving effect to InterTrust's two-for-one stock split on February 24, 2000) for new options we will grant under an eligible option plan. You may tender (surrender) all of these options to the Company for an opportunity to receive new options. If you choose to tender any of your options, you will automatically be required to tender all options grants to you within the 6 months preceeding the commencement of the offering and you will not be eligible for any new option grants for 6 months and one day following the cancellation of your options. You also have the right to choose not to tender any of your options.

The number of shares of common stock under the new options will be equal to one hundred percent (100%) of the number of shares under the options that you tender and we accept for exchange, as adjusted for any stock splits, stock dividends and similar events. We will grant the new options on the date of the first meeting of the compensation committee of the Board which occurs on or after six months and one day following the date we accept and cancel the tendered options. For example, if we accept and cancel the tendered options on June 25, 2001 as currently scheduled, we will grant the new options on or after December 26, 2001. The vesting schedule for all new options granted in this program will be exactly the same as the vesting schedule for the cancelled options in order to effectively provide you with the same number of vested options as if you had not exchanged your options under this offer.

You must be an employee of the Company, one of its subsidiaries or a successor entity from the date you tender options through the date we grant the new options in order to receive new options. If you do not remain an employee, you will not receive any new options or any other consideration for the options tendered by you and canceled by the Company.

The terms and conditions of the new options will be substantially the same as the terms and conditions of your current options, except the per share exercise price of all new options will equal the last reported sale price of our common stock on the Nasdaq Market on the date we grant the new options and the new options will be subject to a black-out period.

The Board makes no recommendation as to whether you should tender or refrain from tendering your options in the offer. You must make your own decision whether to tender your options.

The Company's offer is being made under the terms and subject to the conditions of an offer to exchange and a related letter of transmittal which are attached to this letter. You should carefully read the entire offer to exchange and letter of transmittal before you decide whether to tender all or any of your options. A tender of options involves risks which are discussed in the offer to exchange. To tender options, you will be required to properly complete and return to us the letter of transmittal and any other documents specified in that letter by the expiration date of the Company's offer.

If you have any questions about the offer, please call John Amster, Vice President, Corporate Development, at (408) 855-0100.

We thank you for your continued efforts on behalf of InterTrust.

                                             Sincerely,

                                             David Ludvigson
                                             President

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